November 30, 2018

Toyota Motor Corporation

TMC Announces Executive, Organizational, and Personnel Changes

Changes in the executive structure are aimed at further advancing “acceleration of management” and at cultivating professionals who combine expertise and “human ability” in the workplace.

•	Executives will be composed of only senior managing officers and people of higher rank.

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A new classification called “senior professional/senior management” (kanbushoku in Japanese) will group and replace the following titles or ranks: managing officers, executive general managers, (sub-executive managerial level) senior grade 1 and senior grade 2 managers, and grand masters.

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From the perspective of appointing the right people to the right positions, senior professionals/senior management will be positioned in a wide range of posts, from those of chief officer, deputy chief officer, field general manager, and plant general manager to group manager, regardless of age or length of employment, to deal with management issues as they arise and to strengthen their development as part of a diverse and talented workforce through genchi genbutsu (on-site learning and problem-solving).

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Executives will themselves go to where the action is taking place and, together with senior professionals/senior management and other members of the workplace, will give form in the real world to their visions for a future society of mobility.

Toyota City, Japan, November 30, 2018—Toyota Motor Corporation (TMC) plans to change its executive lineup and revise its organizational structure in January 2019 to further advance its “acceleration of management” and the development of a diverse and talented workforce. Additionally, in view of the fast pace of change in the environment currently surrounding Toyota, TMC plans to advance the timing of executive changes from the traditional April to January, in 2019, just as it did in 2018.

TMC President Akio Toyoda had the following to say about the changes announced today:

“Amid advances in technological innovation in the new domain of CASE*, the very concept of the automobile is on the verge of undergoing transformation. I believe there are expectations that tomorrow’s cars, by being linked to communities and various services to become part of the societal system, will make people’s lives more prosperous.

“For this, it is necessary to spread future mobility not as concepts but in the real world. That is to say, we need the ability to make things real.

“I believe that Toyota’s strength is found in its striving—from vehicle development, production, and sales to after-sales service—to achieve ever-better cars, as well as in its ability to make things real, based on the spirit of always wanting to be better and better in the real world, with an unwavering commitment to daily improvements and technological innovation.

“The revisions to our organizational structure are designed, by reducing the number of structural layers, to allow rebirth into a Toyota that is able to reach conclusions more swiftly, make prompt decisions, and take immediate action faster than ever.

“Executives will create visions of the future society of mobility and then decide the direction. The aim is for them to go straight to where the action takes place and to make their visions a reality through genchi genbutsu with senior professionals/senior management and other members of the frontline.

“At our 2016 general ordinary shareholders’ meeting, I borrowed the words ‘super second-best’ from Osamu Mihara, who was manager of Japanese professional baseball’s (now-defunct) Nishitetsu Lions. Players with second-to-none mastery who are dedicated and focused, and who continuously hustle and bring out their best when it counts to save the team… Mihara was said to have cherished such players, whom he called ‘super second-best’.

“People who view themselves as ‘second-best’ untiringly hone their skills or techniques and, backed by the spirit of always wanting to be better and better, continuously try hard. And when their colleagues or subordinates don’t know what to do or are having a hard time, super ‘second-best’ people show them how it’s done. I believe it is through doing such things again and again every day that people hone their ‘human ability’ and grow into professionals who excel in their fields, and into workplace leaders.

“To survive an era of turbulence and be able to continue to grow sustainably, I believe that nothing is more important than creating a corporate climate in which professionals who excel at what they do can freely play a role in responding to management issues as they arise, regardless of age or educational background.”

*	An acronym formed using the first letters of “connected,” “autonomous,” “shared,” and “electric.”

Media Contacts:	External & Public Affairs Division,	Toyota Motor Corporation
	+81-3-3817-9929, 9329, 9170	http://newsroom.toyota.co.jp/en/

1.	Executive changes

1) Changes to operating officers and executive general managers effective January 1, 2019

Change of title to “operating officer” from “senior managing officer”

Name	Current title
James E. Lentz	Senior managing officer

Kazuhiro Miyauchi	Senior managing officer

Steve St.Angelo	Senior managing officer

Nobuhiko Murakami	Senior managing officer

Kazuhiro Sato	Senior managing officer

Yasuhiko Sato	Senior managing officer

Tatsuro Ueda	Senior managing officer

Johan van Zyl	Senior managing officer

Tetsuo Ogawa	Senior managing officer

Satoshi Ogiso	Senior managing officer

Yoshihiro Sawa	Senior managing officer

Masayoshi Shirayanagi	Senior managing officer

New operating officers

Name	Current title
Masashi Asakura	Managing officer

Masahiko Maeda	Managing officer

Yoichi Miyazaki	Managing officer

Senior managing officers resigning posts

Name
Mamoru Taguchi

Kazuhiro Kobayashi

Managing officers resigning posts

Name
Masahisa Nagata

Tatsuro Takami

Yuji Maki

Shuichi Murakami

Hiroaki Nanahara

Toshimitsu Imai

Masahiro Yamaoka

Executive general managers resigning posts

Name
Shizuo Abe

Hiroaki Kitazawa

2) Operating officers’ areas of responsibility effective January 1, 2019

President and executive vice presidents

♦ denotes change to responsibility (does not include organizational name changes)

Name	Current	New
♦ Akio Toyoda	Chief executive officer	Chief executive officer Chief branding officer

Koji Kobayashi	Chief financial officer Chief risk officer	Chief financial officer Chief risk officer

Didier Leroy	Business Planning & Operation (president) Chief competitive officer	Business Planning & Operation (president) Chief competitive officer

Shigeki Terashi	Toyota ZEV Factory Advanced R&D and Engineering Company (president) Powertrain Company (chairman) Chief safety technology officer	Toyota ZEV Factory Advanced R&D and Engineering Company (president) Powertrain Company (chairman) Chief technology officer

♦ Mitsuru Kawai	Plants (supervisor of plants across in-house companies) Safety & Health Promotion Div.	Plants (supervisor of plants across in-house companies)

♦ Shigeki Tomoyama

TPS Group (chief officer)

Business Development Group (chief officer)

Information Systems Group (chief officer)

Connected Company (president)

GAZOO Racing Company (president)

Chief information security officer

Connected Company (president) GAZOO Racing Company (president) Chief information security officer

♦ Moritaka Yoshida	TNGA Management Div. Mid-size Vehicle Company (president) MS Management Div. (concurrent general manager)	TNGA Management Div. Mid-size Vehicle Company (president)

Fellow

Name	Current	New
Gill A. Pratt	CEO, Toyota Research Institute, Inc. Advanced R&D and Engineering Company (fellow)	CEO, Toyota Research Institute, Inc. Advanced R&D and Engineering Company (fellow)

Operating officers

¶ newly appointed ♦ denotes change to responsibility (does not include organizational name changes)

Name	Current	New
James E. Lentz	North America Region (CEO) Toyota Motor North America, Inc.	North America Region (CEO) Toyota Motor North America, Inc.

Kazuhiro Miyauchi	Toyota Compact Car Company (president) Toyota Motor East Japan, Inc.	Toyota Compact Car Company (president) Toyota Motor East Japan, Inc.

Steve St.Angelo	Latin America & Caribbean Region (CEO) Toyota Argentina S.A. Toyota do Brasil LTDA. Toyota de Venezuela Compania Anonima	Latin America & Caribbean Region (CEO) Toyota Argentina S.A. Toyota do Brasil LTDA. Toyota de Venezuela Compania Anonima

♦ Nobuhiko Murakami	East Asia, Oceania & Middle East Region (CEO)	Europe Region (DCEO) East Asia, Oceania & Middle East Region (CEO)

Kazuhiro Sato	Customer First Promotion Group (chief officer) Global chief quality officer	Customer First Promotion Group (chief officer) Global chief quality officer

♦ Yasuhiko Sato	Japan Sales Business Group (chief officer) Japan Sales Business Div. (concurrent general manager)	Japan Sales Business Group (chief officer)

♦ Tatsuro Ueda	General Administration & Human Resources Group (chief officer) Business Planning Div. China & Asia Region (CEO)	General Administration & Human Resources Group (chief officer) Business Planning Div. China & Asia Region (CEO) Toyota Motor (China) Investment Co., Ltd.

Johan van Zyl	Europe Region (CEO) Toyota Motor Europe NV/SA Toyota South Africa Motors (Pty) Ltd.	Europe Region (CEO) Toyota Motor Europe NV/SA Toyota South Africa Motors (Pty) Ltd.

♦ Tetsuo Ogawa	North America Region (chief administrative officer) Toyota Motor North America, Inc.	External Affairs & Public Affairs Group (deputy chief officer) North America Region (chief operating officer) Toyota Motor North America, Inc.

Satoshi Ogiso	CV Company (president, concurrent chief engineer) Toyota Auto Body Co., Ltd.	CV Company (president, concurrent chief engineer) Toyota Auto Body Co., Ltd.

♦ Yoshihiro Sawa	Lexus International Co. (president)	Lexus International Co. (president) TOYOTA Tokyo Sales Holdings Inc.

Masayoshi Shirayanagi	Accounting Group (chief officer) Purchasing Group (chief officer)	Accounting Group (chief officer) Purchasing Group (chief officer)

¶ Masashi Asakura ♦	TPS Group (deputy chief officer)	TPS Group (chief officer) Production Planning Group (chief officer) Plants (supervisor of plants across in-house companies)

¶ Masahiko Maeda ♦	Emerging-market Compact Car Company (president) Emerging-market Compact Car Product & Business Planning Div. (concurrent general manager)

China & Asia Region (DCEO)

Toyota Daihatsu Engineering & Manufacturing Co., Ltd.

P.T. Toyota Motor Manufacturing Indonesia

Emerging-market Compact Car Company (president)

Emerging-market Compact Car Product & Business Planning Div. (concurrent general manager)

¶ Yoichi Miyazaki ♦	Business Planning Div. Sales Operation Planning Div. KD Business Planning Div. Sales & Marketing Support Div.	Business Planning Div. Sales & Operation Planning Div. KD Business Planning Div. (concurrent general manager) Sales & Marketing Support Div.